COLUMBUS McKINNON CORPORATION

205 CROSSPOINT PARKWAY

BUFFALO, NEW YORK 14068

April 28, 2021

VIA EDGAR TRANSMISSION

Ms. Folake Ayoola

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbus McKinnon Corporation

Registration Statement on Form S-1 (File No. 333-255375)

Dear Ms. Ayoola:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-255375) (the “Registration Statement”) of Columbus McKinnon Corporation, a New York corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on April 29, 2021 (the “Effective Date”), or as soon thereafter as is practicable. We ask, however, that the Registration Statement not be declared effective until you speak with our counsel on the Effective Date. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please contact Craig M. Fischer at (716) 848-1266 prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

Very truly yours,
COLUMBUS MCKINNON CORPORATION

By:	/s/ Alan S. Korman
	Name:	Alan S. Korman
	Title:	Vice President, General Counsel
and Chief Human Resources Officer

cc:	Greg Rustowicz, Columbus McKinnon Corporation Craig M. Fischer, Hodgson Russ LLP Robert J. Olivieri, Hodgson Russ LLP